SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)1

Pharmion Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

71715B 40 9

(CUSIP Number)

Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	45 Rockefeller Plaza
Princeton, NJ 08542	New York, NY 10111
Attn: Kathleen K. Schoemaker	Attn: John C. MacMurray, Esq.
Tel: (609) 683-5656	Tel: (212) 841-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141410 20 9

1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person EIN No.:	Domain Partners VI, L.P.
2)	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP No. 141410 20 9

1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person EIN No.:	DP VI Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP No. 141410 20 9

1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person EIN No.:	Domain Partners IV, L.P.
2)	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP No. 141410 20 9

1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person EIN No.:	DP IV Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP No. 141410 20 9

AMENDMENT NO. 2 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2006 and Amendment No. 1 thereto filed on June 15, 2006 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) As of the date hereof, no Common Stock is owned by DP VI, DP VI A, DP IV, DP IV A or any of the Managing Members of OPSA VI or OPSA IV.

(b) Not Applicable.

(c) On March 7, 2008, the Issuer was acquired by Celgene Corporation ("Celgene") pursuant to an Agreement and Plan of Merger, dated November 18, 2007, among Celgene, a wholly owned subsidiary of Celgene (“Merger Sub”) and the Issuer (the “Merger Agreement”), which provided for the acquisition of the Issuer by Celgene by means of a merger of Merger Sub and the Issuer (the "Merger"). The Merger became effective on March 7, 2008, and as a result of the Merger, the Issuer became a wholly owned subsidiary of Celgene. As provided in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive (i) 0.8367 shares of Celgene Common Stock and (ii) $25.00 in cash.

(d) Not Applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on March 7, 2008. The Common Stock was de-listed from Nasdaq and ceased trading at the close of business on March 7, 2008.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2008

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS IV, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP IV ASSOCIATES, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member